UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67430 / July 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14886

In the Matter of **Alderox, Inc.,** **Applied Solar, Inc.,** **Artes Medical, Inc.,** **AskMeNow, Inc.,** **Blink Logic Inc., and** **Convergence Ethanol, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO ARTES MEDICAL, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Artes Medical, Inc. ("ARTEQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 18, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Artes Medical, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   ARTEQ (CIK No. 1351197) is a void Delaware corporation located in San Diego, California with a class of securities registered with the Commission under Exchange Act Section 12. As of May 11, 2012, the common stock of ARTEQ (symbol ARTEQ) was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The Respondent filed a Chapter 7 bankruptcy petition on December 1, 2008.

      2.   ARTEQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                              Elizabeth M. Murphy
                              Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.